Exhibit 12.1 Ratio of Earnings to Fixed Charges

	2012		2011		2010		2009		2008
	(Audited)		(Audited)		(Audited)		(Audited)		(Audited)

EARNINGS
(Loss) income from continuing operations before income taxes and cumulative effect of change in accounting principle	$(667)		$786		$(20,432)		$(21,796)		$(87,163)
Plus: fixed charges (below)	96,157		82,010		67,162		68,515		71,732
Less: interest capitalized	—		—		—		—		(352)
Earnings for Ratio	$95,490		$82,796		$46,730		$46,719		$(15,783)
FIXED CHARGES
Interest, including amortization of capitalized financing costs and original issue discounts	96,157		82,010		67,162		68,515		71,380
Interest, capitalized	—		—		—		—		352
Fixed charges	96,157		82,010		67,162		68,515		71,732
(Deficiency) surplus of earnings to fixed charges	$(667)		$786		$(20,432)		$(21,796)		$(87,515)
Ratio of earnings to fixed charges	1.0	x	1.0	x	0.7	x	0.7	x	(0.2)	x